VF 3603

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
Washington, D.C. 20549

※※ A4 3/3/2003

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## ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

RECD S.E.C.
FEB 2 7 2003
826

| SEC FILE NUMBER |
|---|
| 8-15753 |


03011159

### FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/02___ AND ENDING ___12/31/02___
                                        MM/DD/YY                    MM/DD/YY

WASH
D.C.
201
SECTION

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

**Jefferson Pilot Variable Corporation**

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**One Granite Place**

(No. and Street)

| **Concord** | **New Hampshire** | 03301 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**John A. Weston**                                    **(603) 226-5457**

                                        (Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

PROCESSED

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
**Ernst & Young LLP**

MAR 1 3 2003

THOMSON
FINANCIAL

(Name – of individual, state last, first, middle name)

| **200 Clarendon Street** | **Boston** | **MA** | 02116 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

  X Certified Public Accountant
  ☐ Public Accountant
  ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

MAR 1 2 2003

EC 1410 (06-02)          Potential persons who are to respond to the collection of information contained
in this form are not required to respond unless the form displays
a currently valid OMB control number.

# OATH OR AFFIRMATION

I, **John A. Weston** _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **Jefferson Pilot Variable Corporation** _____, as of **December 31** _____, 20 **02** _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Chief Financial Officer
Title

_____
Notary Public
TRACY L MCCARTHY
Notary Public, New Hampshire
My Commission Expires April 23, 2005

This report** contains (check all applicable boxes):
- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- X (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Jefferson Pilot Variable Corporation
Year ended December 31, 2002

# Jefferson Pilot Variable Corporation

## Consolidated Financial Statements and Supplemental Information

Year ended December 31, 2002

## Contents

 **ERNST & YOUNG**

■ Ernst & Young LLP
200 Clarendon Street
Boston
Massachusetts 02116-5072

■ Phone: (617) 266-2000
Fax:     (617) 266-5843
www.ey.com

## Report of Independent Auditors

To the Board of Directors and Stockholder
Jefferson Pilot Variable Corporation

We have audited the accompanying consolidated statement of financial condition of Jefferson Pilot Variable Corporation as of December 31, 2002, and the related consolidated statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Jefferson Pilot Variable Corporation at December 31, 2002, and the consolidated results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

*Ernst & Young LLP*

ERNST & YOUNG LLP

February 14, 2003

1

# Jefferson Pilot Variable Corporation

## Consolidated Statement of Financial Condition

### December 31, 2002

**Assets**

| | |
|---|---:|
| Cash and cash equivalents | $ 1,245,794 |
| Federal income taxes due from Parent | 3,878 |
| Prepaid expenses | 2,500 |
| | |
| Total assets | $ 1,252,172 |

**Liabilities and stockholder's equity**

Liabilities:

| | |
|---|---:|
| Due to affiliates | $ 5,225 |

Stockholder's equity:

| | |
|---|---:|
| Common stock, par value $1 per share; authorized 1,000,000 shares; issued 6,000 shares | 6,000 |
| Additional paid-in capital | 3,194,000 |
| Accumulated deficit | (1,953,053) |
| Total stockholder's equity | 1,246,947 |
| | |
| Total liabilities and stockholder's equity | $ 1,252,172 |

*See accompanying notes.*

# Jefferson Pilot Variable Corporation

## Consolidated Statement of Operations

### Year ended December 31, 2002

**Revenues**

| | |
|---|---:|
| Concession from affiliates | $56,883,258 |
| Interest | 21,379 |
| | 56,904,637 |

**Expenses**

| | |
|---|---:|
| Selling | 56,883,258 |
| General, administrative and other | 68,764 |
| | 56,952,022 |

| | |
|---|---:|
| Loss before federal income taxes | (47,385) |
| Federal income tax benefit | 16,585 |
| Net loss | $ (30,800) |

*See accompanying notes.*

# Jefferson Pilot Variable Corporation

## Statement of Changes in Stockholder's Equity

| | Common Stock | Additional Paid-in Capital | Accumulated Deficit | Total Stockholder's Equity |
|---|---|---|---|---|
| Balance at December 31, 2001 | $6,000 | $31,194,000 | $(1,922,253) | $1,277,747 |
| Net loss | | | (30,800) | (30,800) |
| Balance at December 31, 2002 | $6,000 | $3,194,000 | $(1,953,053) | $1,246,947 |

*See accompanying notes.*

# Jefferson Pilot Variable Corporation

## Consolidated Statement of Cash Flows

### Year ended December 31, 2002

**Operating activities**

| | |
|---|---:|
| Net loss | $ (30,800) |
| Adjustments to reconcile net income to net cash used in operating activities: | |
|     Decrease in prepaid expenses | 6,964 |
|     Decrease in income taxes due to Parent | (7,760) |
|     Decrease in due to affiliates | (46,413) |
| Net cash used in operating activities | (78,009) |
| | |
| Cash and cash equivalents at beginning of year | 1,323,803 |
| | |
| Cash and cash equivalents at end of year | $1,245,794 |

**Supplemental disclosure of cash flow information**

| | |
|---|---:|
| Income tax refunds (received from Parent) | $ 8,824 |

*See accompanying notes.*

Jefferson Pilot Variable Corporation

Notes to Consolidated Financial Statements

December 31, 2002

## 1. Accounting Policies

**Organization and Nature of Business**

Jefferson Pilot Variable Corporation (the Company) operates as the exclusive distributor for variable life insurance policies and variable annuity contracts issued by Jefferson-Pilot Financial Insurance Companies (JP Financial). The Company is a wholly-owned subsidiary of Jefferson-Pilot Corporation (Parent) and operates in the United States. Jefferson-Pilot Investor Services of Nevada, Inc. is a wholly owned subsidiary of the Company, which is required by state law to facilitate the payment of commissions to registered representatives.

The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company's transactions are limited to the sale and redemption of interests in the insurance companies separate accounts.

The Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities, does not otherwise hold funds or securities for, or owe money or securities to customers. Accordingly, the Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission.

**Principles of Consolidation**

All material intercompany balances and transactions have been eliminated in consolidation.

**Use of Estimates**

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Cash Equivalents**

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

6

## 1. Accounting Policies (continued)

**Recognition of Revenue and Expense**

Concession and interest income are recorded as earned and selling expenses are recorded as incurred.

**Income Taxes**

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

## 2. Retirement and Other Benefit Plans

All individuals who provide services to the Company are employees of the Parent. These individuals are eligible to participate in a noncontributory defined benefit pension plan, a contributory defined contribution retirement plan, postretirement life insurance and health care plans, and certain stock option plans, which are provided for the employees of Jefferson-Pilot Corporation and its subsidiaries. Expenses related to these plans are included in general and administrative expenses.

JP Life provides health care and life insurance benefits to retired employees who have met specified eligibility requirements. The Company's share of the estimated costs that will be paid after retirement is generally being accrued by charges to expense over the employees' active service periods to the dates they are fully eligible for benefits.

## 3. Net Capital Requirement

As a registered broker-dealer in securities, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $1,240,569, which was $1,215,569 in excess of its required net capital of $25,000. The Company's ratio of aggregate indebtedness to net capital was 0.004 to 1.

# Jefferson Pilot Variable Corporation

## Notes to Consolidated Financial Statements (continued)

### 4. Federal Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent.

The Company's federal income tax provision is computed in accordance with a Tax Sharing Agreement between the Parent and its subsidiaries.

### 5. Transactions with Affiliates

The Company has a Fund Distribution Agreement with Jefferson Pilot Variable Fund, Inc., which is an open-end diversified series management investment company registered under the Investment Act of 1940, as amended. Under this Agreement, the Company performed all functions relative to sales and marketing of the shares of the Fund. During 2002, the Company received concession of $56,883,258 from affiliated life insurance companies, which includes compensation for variable life insurance and variable annuities sold.

The Company has a Selling Agreement with Jefferson Pilot Securities Corporation (JPSC), an affiliated broker-dealer, which is also registered with the Securities and Exchange Commission and National Association of Securities Dealers, Inc. The Company acts as distributor for JP Financial's variable life insurance policies and variable annuity contracts. Under this selling agreement, JPSC is paid sales commissions relating to these products. The Company paid commissions of $41,384,425 and $794,510 in 2002 for the distribution of variable life and annuity contracts, respectively, in selling expenses.

JP Life provides the Company its management and administrative personnel. The associated costs allocated to the Company in 2002 are included in general and administrative expenses.

Supplemental Information

# Jefferson Pilot Variable Corporation

## Computation of Net Capital Pursuant to Rule 15c3-1

### December 31, 2002

**Computation of net capital**

| | |
|---|---:|
| Total stockholder's equity | $1,246,947 |
| | |
| Deductions and/or charges:<br>  Nonallowable asset:<br>  Prepaid expenses | $ 6,378 |
| NET CAPITAL | $1,240,569 |
| TOTAL AGGREGATE INDEBTEDNESS | $ 5,225 |
| COMPUTATION OF BASIC NET CAPITAL REQUIREMENT<br>  Minimum net capital required (6 2/3% of aggregate indebtedness) | $ 348 |
| Minimum dollar net capital requirement | $ 25,000 |
| Net capital requirement (greater of above amounts) | $ 25,000 |
| Excess net capital | $1,215,569 |
| Ratio of aggregate indebtedness to net capital | .004 to 1 |

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's amended unaudited December 31, 2002 Part IIA FOCUS filing.

# Jefferson Pilot Variable Corporation

## Statement Regarding Rule 15c3-3

### December 31, 2002

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(1) of that Rule.

# Supplementary Report

 **ERNST & YOUNG**

■ Ernst & Young LLP  
200 Clarendon Street  
Boston  
Massachusetts 02116-5072

■ Phone: (617) 266-2000  
Fax: (617) 266-5843  
www.ey.com

## Report of Independent Auditors on Internal Control

To the Board of Directors of  
Jefferson Pilot Variable Corporation

In planning and performing our audit of the consolidated financial statements of Jefferson Pilot Variable Corporation (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons;

2. Recordation of differences required by Rule 17a-13; and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

11

A Member Practice of Ernst & Young Global

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods are subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operations that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

*Ernst & Young LLP*

ERNST & YOUNG LLP

February 14, 2003